UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

TENET HEALTHCARE CORPORATION
 (Name of Issuer)

Common Stock, $0.05 par value per share
 (Title of Class of Securities)

88033G407
 (CUSIP Number)

Mark Horowitz
Co-President
Glenview Capital Management
767 Fifth Avenue, 44th Floor
New York, NY 10153
(212) 812-4700
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 88033G407		Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
GLENVIEW CAPITAL MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,942,624 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,942,624 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,942,624 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.74% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 47,310 Shares payable to Glenview Capital Management, LLC upon settlement of Restricted Stock Units.

(2) Based on a total of 101,155,265 Shares outstanding, which is the sum of (i) the 101,107,955 Shares reported as outstanding as of January 31, 2018 in the Company’s Form 10-K, filed February 26, 2018, and (ii) the 47,310 Shares issuable by the Company upon settlement of the Restricted Stock Units which have been added to the Shares reported as outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

SCHEDULE 13D

CUSIP No: 88033G407		Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS
LARRY ROBBINS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,942,624 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,942,624 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,942,624 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.74% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) Includes 47,310 Shares payable to Glenview Capital Management, LLC upon settlement of Restricted Stock Units.

(2) Based on a total of 101,155,265 Shares outstanding, which is the sum of (i) the 101,107,955 Shares reported as outstanding as of January 31, 2018 in the Company’s Form 10-K, filed February 26, 2018, and (ii) the 47,310 Shares issuable by the Company upon settlement of the Restricted Stock Units which have been added to the Shares reported as outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

SCHEDULE 13D

Page 4 of 6 Pages

Item 1.	Security and Issuer

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on January 19, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on February 1, 2016, Amendment No. 2 filed on August 18, 2017, Amendment No. 3 filed on September 13, 2017, Amendment No. 4 filed on January 22, 2018, and Amendment No. 5 filed on February 2, 2018  (collectively the “Schedule 13D”) relating to the Common Stock, par value $0.05 per share (the “Shares”), of Tenet Healthcare Corporation, (the “Issuer” or the “Company”), whose principal executive offices are located at 1445 Ross Avenue, Suite 1400, Dallas, Texas 75202.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 23, 2018, Glenview Capital Management and the Glenview Funds (collectively, the “Glenview Parties”) entered into a Support Agreement with the Company, pursuant to which, among other things, the Company agreed to amend its Bylaws as follows:  (1) revising the special meeting Bylaw so that it can be amended only by a vote from shareholders representing a majority of the outstanding Shares; (2) requiring the holding of its annual meeting at least every 13 months, consistent with the standard applicable under Delaware law, under a Bylaw that can be amended only by a vote from shareholders representing a majority of the outstanding Shares; and (3) adding a shareholder rights plan Bylaw with provisions including that approval from 75% of the members of the Board is required to adopt any future shareholder rights plan, and that the term of the rights plan must be limited to a maximum duration of one year plus a 90 day period to solicit shareholder approval of any longer duration, if applicable.  As part of the Support Agreement, the Glenview Parties agreed to: (1) withdraw the Notice of their intent to make the Proposal to the Issuer’s Bylaws at the 2018 Annual Stockholders’ Meeting (the “Proposal); (2) not acquire beneficial ownership in excess of 20% until the first anniversary of the date of the Support Agreement (the “Standstill Period”); and (3) vote their Shares for all directors nominated by the Board for election at the 2018 Annual Stockholders’ Meeting, as listed in the draft Company Proxy Statement furnished to the Glenview Parties on behalf of the Company on March 19, 2018 (the “Draft Proxy Statement”), and in accordance with the recommendation of the Board on certain other proposals to be to be presented at the 2018 Annual Stockholders’ Meeting, as listed in the Draft Proxy Statement.  In addition, under the Support Agreement, the Company agreed to reimburse up to $500,000 in fees and expenses incurred by Glenview in connection with the Proposal and the negotiation, execution and performance of the Support Agreement.  This summary of the Support Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit I to the Schedule 13D.

Additionally, the Reporting Persons may take other action, either alone or in coordination with other shareholders of the Company or other parties. The Reporting Persons may acquire additional shares of the Company or may sell some or all of the shares of the Company currently beneficially owned by the Reporting Persons. Except as described in the Schedule 13D, the Reporting Persons have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

SCHEDULE 13D

Page 5 of 6 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, each of Glenview Capital Management and Mr. Robbins may be deemed to share voting and dispositive power over 17,942,624 Shares, which equates to approximately 17.74% of the total number of Shares outstanding.  The beneficial ownership percentage is based on a total of 101,155,265 Shares outstanding, which is the sum of (i) the 101,107,955 Shares reported as outstanding as of January 31, 2018 in the Company’s Form 10-K, filed February 26, 2018, and (ii) the 47,310 Shares issuable by the Company upon settlement of the Restricted Stock Units which have been added to the Shares reported as outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

Of the 17,942,624 Shares reported herein: (A) 508,241 Shares are held for the account of Glenview Capital Partners; (B) 6,221,972 Shares are held for the account of Glenview Capital Master Fund; (C) 3,256,510 Shares are held for the account of Glenview Institutional Partners; (D) 4,617,416 Shares are held for the account of Glenview Offshore Opportunity Master Fund; and (E) 3,286,091 Shares are held for the account of Glenview Capital Opportunity Fund.  In addition, Glenview Capital Management is deemed to beneficially own 5,084 Shares and 47,310 Shares issuable upon settlement of Restricted Stock Units.

(c)  As of the date hereof, no transactions in the Shares have been effected by the Reporting Persons within the past 60 days.

(d) Certain funds listed in Item 2 are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 6 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit I:
Support Agreement, dated March 23, 2018, by and between Glenview Capital Management, the Glenview Funds and the Company (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on March 26, 2018)

SCHEDULE 13D

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
Mark J. Horowitz
Co-President of Glenview Capital Management, LLC

LARRY ROBBINS

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Lawrence M. Robbins

March 26, 2018